

May 21, 2024

Joseph La Rosa
Chief Executive Officer and President
La Rosa Holdings Corp.
1420 Celebration Blvd., 2nd Floor
Celebration, FL 34747

  Re: La Rosa Holdings Corp.
   Registration Statement on Form S-1
   Filed April 24, 2024
   File No. 333-278901

Dear Joseph La Rosa:

  We have conducted a limited review of your registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 24, 2024

General

1. Please tell us how you concluded that each Note binds Mast Hill to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio. In this regard, we note that each Note provides that if the Company fails to make an amortization payment under the Note or upon an Event of Default, then the conversion price shall be the lower of $2.50 or the market price equal to 85% of the lowest VWAP. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11 for guidance.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Philip Magri